UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Neovasc, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

64065J106

(CUSIP Number)

May 16, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64065J106	SCHEDULE 13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS Strul Medical Group, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 83-4437430
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,218,284
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,218,284
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,218,284
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 64065J106	Page 2 of 4 Pages

Item 1(a).	Name of Issuer:

Neovasc, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13562 Maycrest Way #5138

Richmond, BC V6V 2J7, Canada

Item 2(a).	Name of Person Filing:

Strul Medical Group, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

400 Galleria Pkwy, Ste. 1200

Atlanta, GA 30339

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities

Common Stock, without par value

Item 2(e).	CUSIP Number:

64065J106

CUSIP No. 64065J106	Page 3 of 4 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Item 4(a).	Amount Beneficially Owned:

As of the date of this filing, Strul Medical Group, LLC (the “Reporting Person”) may be deemed the beneficial owner of an aggregate of 6,218,284 shares of the common stock, without par value (the “Common Stock”), of the Issuer

Item 4(b).	Percent of Class:

Due to binding and valid provisions that limit the Reporting Person’s ownership of the Issuer’s Common Stock, the Reporting Person may be deemed to be the beneficial owner of no more than 9.99% of the Issuer’s outstanding shares of Common Stock.

Item 4(c).	Number of shares as to which such person has:

Strul Medical Group, LLC

(i)	Sole power to vote or direct the vote	6,218,284
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	6,218,284
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

CUSIP No. 64065J106	Page 4 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 15, 2020

Strul Medical Group, LLC

By:	/s/ Lisa R. Hurd
Name:	Lisa R. Hurd
Title:	President